May 17, 2005

via facsimile and U.S. mail

Mr. James D. Eger
Chief Financial Officer
Continental Energy Corporation
14001 Dallas Parkway, Suite 1200
Dallas, Texas  75240


	Re:	Continental Energy Corporation
		Form 20-F, Filed January 26, 2005
		File No. 0-17863
      Response letter dated April 25, 2005
      Response letter dated May 9, 2005

Dear Mr. Eger:

      We have reviewed the above filing and response letters and have the following accounting comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended July 31, 2004

Consolidated Schedule of Resource Property Costs

1. We note from your response to prior comment 4 that the amounts presented in the line item "costs recovery" represent costs recovered from your joint venture partners under the Bengara-II and Yapen Production Sharing Contracts. We understand that under the agreements, the partners are required to pay their share of incurred costs such that the interests in the properties be retained. It appears from your response that the agreements are not reflective of a typical production sharing contract whereby you do not receive reimbursement for the partners` share of the costs but rather recoup the costs from future production. As such, please consider replacing the line item "costs recovery" with a term that is not commonly used in industry to describe a fundamental feature of typical production sharing contracts. Also, please expand on your discussion of resource property costs to discuss the details provided in your response regarding the Bengara-II and Yapen Production Sharing Contracts such that it is clear what the reductions to the resource property costs represent.

Closing Comments

      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Regina Balderas, Staff Accountant, at (202) 942-7768 or, in her absence, Jill Davis, Branch Chief, at (202) 942-
1996 if you have questions regarding comments on the financial statements and related matters. Direct questions relating to the engineering issues to Ronald Winfrey, Engineer, at (202) 942-1778. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director

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Continental Energy Corporation
May 17, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE